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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of July, 2006

                          GRUPO IUSACELL, S.A. de C.V.
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                 (Translation of registrant's name into English)

                                Montes Urales 460
                Col. Lomas de Chapultepec, Deleg. Miguel Hidalgo
                               11000, Mexico D.F.
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will fill annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities and Exchange Act of 1934. Yes [ ] No [X]

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Documents Furnished By the Registrant
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1. Press Release of the Registrant dated July 14, 2006

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               IUSACELL CONCLUDES RESTRUCTURING WITH BNP AND GIEK

     MEXICO CITY, July 14 /PRNewswire-FirstCall/ -- Grupo Iusacell, S.A. de C.V. (BMV: CEL) ("Iusacell") announces that on July 10, 2006, its subsidiary, Iusacell Infraestructura S.A. de C.V. ("Iusacell Infraestructura"), concluded the successful restructuring of its debt with the signing of the corresponding restructuring documentation.

     Before the restructuring, Iusacell Infraestructura owed to BNP Paribas (Oslo Branch) ("BNP") debt in an outstanding principal amount of U.S.$26.6 million. This debt consisted of: (1) a senior amortizing term facility in an outstanding principal amount of U.S.$23.2 million, guaranteed by the Export Import Bank of Norway ("GIEK") and due in 2007 (the "Guaranteed Facility"); and
(2) a refaccionario loan in an outstanding principal amount of U.S.$3.4 million due in 2004 (the "Refaccionario Loan").

     "The conclusion of this restructuring, along with the agreements reached with creditors representing a majority in principal amount of the debt of the company that were previously announced, represents one more step toward the consensual restructuring of Iusacell's debt and that of its subsidiaries and toward the continuous strengthening of our operations," commented Gustavo Guzman, CEO of Iusacell.

     The terms of the restructuring signed with BNP/GIEK are as follows:

     Guaranteed Facility

     The Guaranteed Facility has a new principal amount of U.S.$20.3 million consisting of two tranches that bear interest at the 3-month LIBOR rate plus 2.5%. Tranche A is in an aggregate principal amount of U.S.$17.4 million due in 2010 and began accruing interest on July 10, 2006 and Tranche B is in an aggregate principal amount of U.S.$2.9 million due in 2011 and will begin to accrue interest on January 1, 2011.

     Refaccionario Loan

     The Refaccionario Loan has a new principal amount of U.S.$3.0 million consisting of two tranches that bear interest at the 3-month LIBOR rate plus 3.5%: Tranche A is in an aggregate principal amount of U.S.$2.6 million due in 2009 and began accruing interest on July 10, 2006 and Tranche B is in an aggregate principal amount of U.S.$0.4 million due in 2011 and will begin to accrue interest on January 1, 2011.

     "Iusacell will continue to take firm steps to restructure its operations and guarantee the continuity of the company. We expect all of this to benefit our clients and the development of the telecommunications industry of our country," concluded Mr. Guzman.

     About Iusacell

     Grupo Iusacell, S.A. de C.V. (Iusacell, BMV: CEL) is a wireless cellular and PCS service provider in Mexico with a national footprint. Iusacell offers more and better voice communication and data services through state-of-the-art technology, such as its new 3G network, throughout all of the regions in which it operates. In addition to our core mobile telephony services, we also provide a wide range of other telecommunications services, including long distance, wireless local telephony and data transmission services. Additional information is available at www.iusacell.com .

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     Legal Disclaimer

     Grupo Iusacell, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

SOURCE  Grupo Iusacell, S.A. de C.V.
    -0-                             07/14/2006
    /CONTACT: Investors, Jose Luis Riera K., Chief Financial Officer, +011-52-55-5109-5927, or J.Victor Ferrer, Finance Manager,
+011-52-55-5109-5273, or vferrer@iusacell.com.mx, both of Grupo Iusacell/
    /Web site:  http://www.iusacell.com /

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                                   SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                    GRUPO IUSACELL, S.A. DE C.V.

Date: July 14, 2006
                                                            /s/
                                                            --------------------
                                                    Name:   Fernando Cabrera
                                                    Title:  Attorney in fact

                                                            /s/
                                                            --------------------
                                                    Name:   Jose Luis Riera
                                                    Title:  Attorney in fact

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